Exhibit 99.35

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First Phosphate Closes Third Tranche of Oversubscribed Private Placement

Saguenay, Quebec--(Newsfile Corp. - September 22, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company") is pleased to announce that on, September 19, 2025, it closed the third tranche of its non-brokered private placement financing (the “Offering"), as further described in the Company’s news releases dated August 5, August 25 and September 15, 2025.

In aggregate under the three tranches of the Offering, the Company raised gross proceeds of $11.4 million through the issuance of 13,067,400 Flow-Through Shares for gross proceeds of $6.5 million, and through the issuance of 9,785,000 Hard Dollar Units for gross proceeds of $4.89 million.

Under the third tranche of the Offering, the Company raised a total of $4.7 million through the issuance of 3,168,400 Flow-Through Shares for gross proceeds of $1.58 million and 6,220,000 Hard Dollar Units, comprised of 6,220,000 Common Shares and 3,110,000 Warrants, for gross proceeds of $3.1 million.

Together with this Offering, the Company has raised to date a total of approximately $39.9 million in 9 management-led non-brokered private-placement financings since June 2022 of which approximately $19.6 million has been closed over the last 5 months. The Company is also pleased to have been able to count on the support of numerous long-only private family offices and institutional funds including AlphaNorth Asset Management.

“Thanks to the trust placed in us, First Phosphate is now well-capitalized and remains on track to deliver a completed feasibility study by the end of 2026, mining permits by mid 2027 and an operating igneous phosphate mine supported by existing definitive, bankable offtake agreements by mid 2029,” says CEO, John Passalacqua. “Our timelines are aggressive, and, so they should be: an integrated North American lithium iron phosphate (“LFP”) battery supply chain is a matter of national security to both the United States and Canada.”

The Company paid $35,600 in cash, and issued 151,520 Common Shares and 222,720 Compensation Warrants to finders in connection with the third tranche. In total, in connection with the Offering, the Company paid $96,800 in cash finder’s fees, issued 694,640 Common Shares and advisory shares at a price of $0.50 per common share, and issued 888,240 Compensation Warrants, exercisable at a price of $0.50 per common share of the Company, until December 31, 2025, subject to an Accelerated Expiry Date. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated August 5, 2025. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated August 5, 2025. The Company may close a final tranche of the Offering at its discretion on or before September 23, 2025.

The Company is also pleased to announce that it has entered into an advertising and e-marketing contract with NaFinance.com (the “Contractor”) to provide marketing services, including internet and social media engagement. The initial term of the agreement is for 13 months, commencing on September 22, 2025, and may be renewed with mutual written agreement. During the initial term the Contractor will be paid $2,800. The contractor is based at 22 Larksmere Court, Markham, Ontario L3R 3R1, and reachable at (416) 756-9328.

Insider Participation

In connection with the Offering, a company controlled by Larry Zeifman, Chairman of the Board of the Company, and a company controlled by Peter Nicholson, director of the Company, each purchased 280,112 Common Shares.

As related parties of the Company purchased Common Shares, the transactions are considered related party transactions for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The participation of the related parties of the Company are exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Common Shares purchased by and issued to the related parties does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company is committed to sustainable extraction and purification with a low anticipated carbon footprint. Its vertically integrated model connects phosphate mining directly into the supply chains of North American battery producers. First Phosphate’s flagship project, the Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, contains igneous anorthosite rock that yields high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forwardlooking statements” and “forward-looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward-looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the investment strategy decisions of investors in the Company; the sufficiency of the capitalization of the Company; timelines for the completion of completion of the Company’s feasibility study, receipt of mining permits and an operating igneous phosphate mine; the Company’s plans for vertical integration into North American battery supply chains; and the receipt of all necessary approvals.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, a well as, the receipt of all necessary approvals, including the there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated January 29, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/267318